Mail Stop 0407

      							June 9, 2005

Via  International Mail and Fax (44) 1629-813539
Ms. Nicola Yeomans
Vice President and  Principal Accounting  Officer
Peak Entertainment Holdings Inc.
Bagshaw Hall, Bagshaw Hill
Bakewell, Derbyshire  UK  DE45 1DL

	Re:	Peak Entertainment Holdings, Inc.
      Form 10-KSB/A  for Fiscal Year Ended December 31, 2004
		Filed May 16, 2005
      	File No. 33-18143

Dear Ms. Yeomans:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis, page 17
Results of Operations, page 19

1. We note that the increase in total revenue was attributed to revenue generated from pre-production work for the most part. However, the cost of revenue, as disclosed, consists primarily of inventory, transport and royalties due on license. Tell us how you accounted for any related pre-production labor costs, including related fringe benefits and your basis in the accounting literature.

Consolidated Statements of Operations, page 33

2. Tell us the nature, source, and basis for measurement of foreign exchange gain (loss).

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathryn Jacobson, Senior Staff Accountant, at
(202) 551-3365 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


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Ms. Nicola Yeomans
Peak Entertainment Holdings, Inc.
June 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE